Filed by: Westar Energy, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc.

Commission File Number: 001-03523

Subject Company: Great Plains Energy Incorporated

Commission File Number: 001-32206

Subject Company: Monarch Energy Holding, Inc.

Commission File Number: 132-02816

Date: July 20, 2017

Letter sent to Westar Energy, Inc. shareholders on or around July 20, 2017.

July 20, 2017

Dear Westar Energy Shareholder,

I am pleased to share with you that we’ve reached a new agreement to combine with Great Plains Energy. It is a merger of equals, not an acquisition of Westar Energy. A merger of equals means neither company is acquiring the other, but rather, our shareholders will simply exchange their stock for shares in the new combined company – with no transaction debt, no premium and no exchange of cash.

The transaction will result in a new holding company that will operate regulated electric utilities in Kansas and Missouri. Operating headquarters will remain in both Topeka, Kansas and Kansas City, Missouri. Corporate headquarters will be in Kansas City, Missouri.

Under the terms of the agreement, Westar Energy shareholders will exchange each share of Westar Energy common stock for a share of the new holding company. The transaction is structured to be a tax-free exchange of shares.

Financial and Strategic Benefits:

•	We expect an approximate 15% dividend increase immediately upon closing;
•	A stronger platform for future dividend growth;
•	We expect stronger earnings the first year after closing and thereafter;
•	Anticipate attractive, balanced total return for shareholders, coming from both dividend income and growth;
•	Improved credit profile (Standard & Poors has already changed its outlook on our credit rating from negative to positive with our announcement); and
•	One of the largest clean energy portfolios in our industry.

PO Box 889 / Topeka, Ks 66601-0889 / WestarEnergy.com

Customer and Community Benefits:

•	An immediate rate credit for customers;
•	Significant cost savings, operating efficiencies and proactive cost management;
•	Commitment to maintaining strong customer service; and
•	Commitment to jobs and the community, including our downtown Topeka, Kansas operating headquarters.

Each company will hold shareholder meetings later this year. We expect the transaction to close in the first half of 2018 upon receipt of regulatory approvals, including the Federal Energy Regulatory Commission, the Missouri Public Service Commission, the Kansas Corporation Commission, the Nuclear Regulatory Commission and clearance under the Hart-Scott-Rodino Act.

Please watch for proxy materials for voting on the proposed merger once a shareholder meeting date has been set. Thank you for your continued support and investment in Westar Energy.

Sincerely,

Mark Ruelle

President & CEO

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Monarch Energy Holding, Inc. (Monarch Energy) will file a Registration Statement on Form S-4, that includes a joint proxy statement of Great Plains Energy and Westar Energy, which also constitutes a prospectus of Monarch Energy. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY MONARCH ENERGY, GREAT PLAINS ENERGY AND WESTAR ENERGY WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR ENERGY, MONARCH ENERGY AND THE PROPOSED MERGER.

Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus when available and other documents filed by Monarch Energy, Great Plains Energy and Westar Energy with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents are also available free of charge from Westar Energy’s website (http://www.westarenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in Proxy Solicitation

Great Plains Energy, Westar Energy and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar Energy’s shareholders with respect to the proposed merger. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 23, 2017. Information regarding the officers and directors of Westar Energy is included in an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on April 28, 2017. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed merger. Free copies of these documents may be obtained as described in the paragraphs above.

PO Box 889 / Topeka, Ks 66601-0889 / WestarEnergy.com

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 in connection with the proposed merger of Great Plains Energy and Westar Energy. These statements include statements regarding describe nature of future statements, e.g. the anticipated closing date of the transaction or anticipated future results. Forward-looking statements may include words like “believe,” “anticipate,” “target,” “expect,” “pro forma,” “estimate,” “intend,” “guidance” or words of similar meaning. Forward-looking statements describe future plans, objectives, expectations or goals. Although Great Plains Energy and Westar Energy believe that these statements are based on reasonable assumptions, all forward-looking statements involve risk and uncertainty. The factors that could cause actual results to differ materially from these forward-looking statements include those discussed herein as well as, without limitation, delays in completing the merger, including as a result of delays in obtaining regulatory approval or shareholder approval, changes in general economic conditions and regulatory and legislative changes that adversely affect the business in which Great Plains Energy and Westar Energy are engaged. This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties will be discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy, Westar Energy and Monarch Energy will file with the SEC in connection with the anticipated merger. Other risk factors are detailed from time to time in quarterly reports on Form 10-Q and annual reports on Form 10-K filed by Great Plains Energy and Westar Energy with the SEC. Each forward-looking statement speaks only as of the date of the particular statement. Monarch Energy, Great Plains Energy and Westar Energy undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

PO Box 889 / Topeka, Ks 66601-0889 / WestarEnergy.com